NEWS RELEASE

Update on EMX's Balya North Royalty Property

Vancouver, British Columbia, December 20, 2021 (NYSE American: EMX; TSX Venture: EMX, Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to provide an update on its Balya North lead-zinc-silver royalty property in northwestern Turkey. EMX retains an uncapped 4% NSR royalty on the Balya North development project. EMX representatives recently visited the Balya North operations to tour the project area and meet with operator Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan").

Esan has informed EMX that the development ramps to be used for production at Balya North are nearly complete with the first ramp having reached a length of 520 meters at an 8% grade to access the uppermost bodies of mineralization in the Balya North deposit (approximately 50 meters depth below the surface). A ventilation shaft that will also serve as a secondary escapeway (for safety purposes) has also been completed and initial production is underway.

During ramp development, approximately 18,000 tonnes of lead-zinc-silver mineralized material were intersected by the workings and have been stockpiled on site. This material is now being processed at Esan's nearby mill facility.

In addition, Esan has multiple drill rigs on site, testing the down-plunge extensions of the Balya North deposit and infill drilling the mineralized zones to improve their level of confidence. Esan has informed EMX that approximately 35,000 meters of exploration drilling have been completed thus far in 2021, and an additional 5,000 meters are planned to be completed in the current campaign. The new drilling is materially expanding the zones of known mineralization along trend and at depths in the system(s) (see Drilling Update below).

In addition to the development work and ongoing drill programs, Esan is also reconfiguring portions of the processing lines at its nearby milling and concentrating facilities to accommodate the feed of new material from the EMX royalty property. This includes modifications to the lines that feed the fine material stockpiles and the addition of an automated sampler to collect representative samples of the Balya North materials as they are fed to the processing systems. It is expected that this work will be completed in early 2022.

Drilling Update. Highlights from recent drilling completed by Esan are shown in Table 1 below. These include several notable intercepts from deep levels in the system (depths of greater than 700 meters), which show that mineralization at Balya North continues to be robust at depth and remains open in multiple directions. Intercepts from these depths have not yet been included in the in-house resource models, as more drilling will be needed to define the extents and limits of mineralization at deep levels.

Also evident were multiple thick intervals of mineralization at shallower levels in the Balya North deposit. Like other parts of the system(s), silver tends to be highly enriched in lead-rich (galena) zones of mineralization, and this is nicely demonstrated by the recent drill results. Esan has informed EMX that it intends to continue its aggressive drill program in 2022.

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Table 1: Highlights from recent Balya North drilling

Drill Hole	From	To	Length (meters)*	Pb %	Zn %	Ag ppm
BKS-005	830.6	837	6.4	8.61	0.16	96.82
BKS-020	388.5	408.6	20.1	8.05	3.61	101.15
BKS-031	783.5	787.4	3.9	10.30	5.08	342.00
BKS-057	313.6	330.6	17	5.83	4.93	61.28
BKS-057	343.4	366.9	23.5	16.24	5.24	243.08
BKS-066	570.7	596.2	25.5	2.80	3.51	163.91
*as measured in drill core; true widths not reported and remain unknown

Balya North Royalty Property Overview. EMX retains a 4% net smelter return ("NSR") royalty on its Balya North royalty property, which is situated in the historic Balya mining district of northwestern Turkey. Mining at Balya has taken place since antiquity, with several generations of historical operations. The district contains extensive zones of shear-zone hosted and carbonate replacement style ("CRD") lead-zinc-silver mineralization in addition to skarn and more copper-rich styles of mineralization developed at depth.

Esan acquired the EMX royalty property at the end of 2019 (See EMX news release dated January 7, 2020) and is a private Turkish company that operates 40 mines and eight processing plants. Most importantly, Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property.

EMX congratulates Esan on its ongoing development progress at Balya North and looks forward to additional updates as production progresses.

Comments on Sampling, Assaying, and QA/QC. ESAN's drill samples were collected in accordance with industry standard best practices. The samples were submitted to ALS laboratories in Izmir, Turkey and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Silver and base metal analyses are determined by four acid digestion and ICP MS/AES techniques. Over-limit analyses are performed by atomic absorption, and in some cases (>30% Pb and >30% Zn) by volumetric titration techniques. ESAN performs routine QA/QC analyses on their assay results, including the utilization of certified reference materials, blanks, and duplicate samples.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX, as well as on the Frankfurt Exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information. For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Tel: (604) 688-6390 Fax: (604) 688-1157

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com